   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1998


                                                      REGISTRATION NO. 333-66153
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                   UNION BANKSHARES, LTD.                                  UNION BANKSHARES CAPITAL TRUST I
   (Exact name of registrant as specified in its charter)       (Exact name of registrant as specified in its charter)

                          DELAWARE                                                     DELAWARE
  (State or jurisdiction of incorporation or organization)     (State or jurisdiction of incorporation or organization)

                         84-0986148                                                  APPLIED FOR
            (I.R.S. Employer Identification No.)                         (I.R.S. Employer Identification No.)
              1825 LAWRENCE STREET, SUITE 444                              1825 LAWRENCE STREET, SUITE 444
                   DENVER, COLORADO 80202                                       DENVER, COLORADO 80202
                       (303) 298-5352                                               (303) 298-5352
    (Address and telephone number of principal executive         (Address and telephone number of principal executive
                          offices)                                                     offices)

                                                                            Copies to:
          CHARLES R. HARRISON                   RONALD R. LEVINE, II, ESQ.               ROBERT J. AHRENHOLZ, ESQ.
  CHAIRMAN AND CHIEF EXECUTIVE OFFICER          DAVIS, GRAHAM & STUBBS LLP                       KUTAK ROCK
    1825 LAWRENCE STREET, SUITE 444         370 SEVENTEENTH STREET, SUITE 4700       717 SEVENTEENTH STREET, SUITE 2900
         DENVER, COLORADO 80202                   DENVER, COLORADO 80202                   DENVER, COLORADO 80202
             (303) 298-5352                           (303) 892-9400                           (303) 297-2400
(Name, address, including zip code, and
 telephone number, including area code,
         of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........   $  3,228
NASD fee....................................................      1,600
NASDAQ listing fees.........................................     35,000
Trustees' fees and expenses.................................     25,000
Legal fees and expenses.....................................    200,000
Blue Sky fees and expenses..................................         --
Accounting fees and expenses................................     75,000
Printing expenses...........................................    150,000
Miscellaneous expenses......................................     10,172
                                                               --------
          Total.............................................   $500,000

All of the above items except the registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law (the "DGCL") allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Article 10 of the company's Certificate of Incorporation eliminates directors' personal liability in accordance with such Section 102 of the DGCL.

Section 145 of the Delaware Law authorizes corporations to indemnify directors, officers and other employees against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with civil, criminal, administrative, or investigative actions, suits or proceedings to which such persons are parties or threatened to be made a party by reason of their corporate position (other than actions by or in the right of the corporation to procure a judgment in its favor -- so called "derivative suits") if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. With respect to derivative suits, Section 145 prescribes a similar standard of care but limits the available indemnification to expenses (including attorneys' fees) reasonably incurred in connection with the defense or settlement of such action or suit and further provides that if the derivative suit results in a judgment that the person seeking indemnification is liable to the corporation, no such indemnification is to be made without court approval. Section 145(f) of the DGCL also specifically permits corporations to provide their officers, directors, employees and agents with indemnification and advancement of expenses in addition to those specifically required and/or permitted to be provided pursuant to other provisions of such Section 145.

Article 11 of the company's Certificate of Incorporation and Article VI of the company's Bylaws provides indemnification in accordance with Section 145 of the DGCL. Under the provisions of Article VI of the company's Bylaws, each person who was or is made a party to, or is threatened to be made a party to or is involved in, any action, suit or other legal proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the company, or is or was performing services at the company's request for another entity, including service with respect to employee benefit plans, shall be indemnified to the full extent permitted by the DGCL as in effect or as it may be amended, against all costs, liabilities and losses (including attorney's fees) actually and reasonably incurred by such person in connection with such proceeding. In addition, Article VI of the Bylaws authorizes the company to provide other permissible indemnification. Finally, Article VI provides that the company may (and it does) maintain insurance to protect such persons against any expense or liability, even if the company would not have the power itself to indemnify such person against such liability or expense under the DGCL.

ITEM 16. EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1            -- Form of Underwriting Agreement(9)
          3.1            -- Certificate of Incorporation of Union Bankshares, Ltd.(3)
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            of Union Bankshares, Ltd.(9)
          3.3            -- Bylaws of Union Bankshares. Ltd.(3)
          4.1            -- Form of Subordinated Indenture dated to be entered into between the Registrant and American Securities Transfer &
                            Trust, Inc., as Indenture Trustee(9)
          4.2            -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1)
          4.3            -- Certificate of Trust of Union Bankshares Capital Trust
                            I(9)
          4.4            -- Trust Agreement of Union Bankshares Capital Trust I dated as of October 14, 1998(9)
          4.5            -- Form of Amended and Restated Trust Agreement of Union
                            Bankshares Capital Trust I(9)
          4.6            -- Form of Preferred Security Certificate of Union
                            Bankshares Capital Trust I (included as an exhibit to
                            Exhibit 4.5)
          4.7            -- Form of Preferred Securities Guarantee Agreement(9)
          4.8            -- Form of Agreement as to Expenses and Liabilities(9)
          5.1            -- Opinion and Consent of Davis, Graham & Stubbs LLP(9)
          5.2            -- Opinion and Consent of Richards, Layton & Finger P.A.(9)
          8.1            -- Opinion of Davis, Graham & Stubbs LLP, as to certain
                            federal income tax matters(9)
         10.1            -- Certificate of Incorporation of Union Bank & Trust
                            Company(3)
         10.2            -- Bylaws of Union Bank & Trust Company(3)

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.3            -- Lease Agreement, dated July 1, 1994, between Lichtenberg
                            Corporation of Delaware and the Bank(5)
         10.4            -- Form of Employment Agreement(3)
         10.5            -- Equity Incentive Plan(3)
         10.6            -- Nonemployee Directors' Stock Option Plan(3)
         10.7            -- Agreement between Union Bank & Trust and Colorado Bankers
                            Mortgage, Inc.(3)
         10.8            -- Nonemployee Directors Equity Compensation Plan(4)
         10.9            -- Amended Shareholders' Agreement(4)
         10.10           -- Agreement between Union Bank & Trust and Colorado
                            National Bank(5)
         10.11           -- Loan Agreement between Union Bankshares, Ltd., Union Bank
                            & Trust and Boatmen's First National Bank of Kansas
                            City(6)
         10.12           -- Line of Credit Agreement between Union Bankshares, Ltd.,
                            Union Bank & Trust and Boatmen's First National Bank of
                            Kansas City(7)
         10.13           -- Option Bonus Plan(7)
         10.14           -- Agreement and Plan of Merger, dated August 27, 1998,
                            among Union Bank and Trust Company, LSB Acquisition Corp.
                            and Lakewood State Bank(8)
         11.1            -- Statement re Computation of per share earnings -- see
                            Consolidated Financial Statements
         23.1            -- Consent of Baird, Kurtz & Dobson(9)
         23.2            -- Consent of McGladrey & Pullen, LLP(9)
         23.3            -- Consent of Fortner, Bayens, Levkulich and Co., P.C.(9)
         23.4            -- Consent of Davis, Graham & Stubbs LLP (included in
                            Exhibit 5.1 above)(9)
         23.5            -- Consent of Richards, Layton & Finger P.A. (included in
                            Exhibit 5.2 above)(9)
         24.1            -- Power of attorney(9)
         25.1            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Subordinated Indenture(2)
         25.2            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Amended and Restated Trust Agreement(2)
         25.3            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Preferred Securities Guarantee Agreement(2)


-------------------------

(1) To be filed by amendment.

(2) Filed herewith.

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-56736) filed with the Commission on January 6, 1993, as amended.

(4) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1994.

(5) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1995.

(6) Incorporated by reference to the Company's Form 8-K filed with the Commission on March 1, 1996.

(7) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1997.

(8) Incorporated by reference to the Company's Form 8-K filed with the Commission on September 2, 1998.

(9) Filed previously on this Registration Statement.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, each Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 10th day of December, 1998.


                                       UNION BANKSHARES CAPITAL TRUST I

                                       By:         /s/ BRUCE E. HALL
                                          --------------------------------------
                                                      Bruce E. Hall
                                                  Administrative Trustee

                                       UNION BANKSHARES, LTD.

                                       By:      /s/ CHARLES R. HARRISON
                                          --------------------------------------
                                                   Charles R. Harrison
                                           Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                              TITLE                  DATE
                  ---------                              -----                  ----

           /s/ CHARLES R. HARRISON              Chairman of the Board,    December 10, 1998
---------------------------------------------     Chief Executive
             Charles R. Harrison                  Officer and Director
                                                  (principal executive
                                                  officer)

              /s/ BRUCE E. HALL                 Vice                      December 10, 1998
---------------------------------------------     President -- Finance,
                Bruce E. Hall                     Secretary, Treasurer
                                                  and a Director
                                                  (principal financial
                                                  and accounting
                                                  officer)

            /s/ WAYNE T. BIDDLE*                Director                  December 10, 1998
---------------------------------------------
               Wayne T. Biddle

            /s/ JERROLD B. EVANS*               Director                  December 10, 1998
---------------------------------------------
              Jerrold B. Evans

                  SIGNATURE                              TITLE                  DATE
                  ---------                              -----                  ----

            /s/ RALPH D. JOHNSON*               Director                  December 10, 1998
---------------------------------------------
              Ralph D. Johnson

          /s/ HAROLD R. LOGAN, JR.*             Director                  December 10, 1998
---------------------------------------------
            Harold R. Logan, Jr.

          /s/ RICHARD C. SAUNDERS*              Director                  December 10, 1998
---------------------------------------------
             Richard C. Saunders

            /s/ HERMAN J. ZUECK*                Director                  December 10, 1998
---------------------------------------------
               Herman J. Zueck

        *By: /s/ CHARLES R. HARRISON
   ---------------------------------------
              Attorney-in-fact

                                 EXHIBIT INDEX


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1            -- Form of Underwriting Agreement(9)
          3.1            -- Certificate of Incorporation of Union Bankshares, Ltd.(3)
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            of Union Bankshares, Ltd.(9)
          3.3            -- Bylaws of Union Bankshares. Ltd.(3)
          4.1            -- Form of Subordinated Indenture dated to be entered into between the Registrant and American Securities Transfer &
                            Trust, Inc., as Indenture Trustee(9)
          4.2            -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1)
          4.3            -- Certificate of Trust of Union Bankshares Capital Trust
                            I(9)
          4.4            -- Trust Agreement of Union Bankshares Capital Trust I dated as of October 14, 1998(9)
          4.5            -- Form of Amended and Restated Trust Agreement of Union
                            Bankshares Capital Trust I(9)
          4.6            -- Form of Preferred Security Certificate of Union
                            Bankshares Capital Trust I (included as an exhibit to
                            Exhibit 4.5)
          4.7            -- Form of Preferred Securities Guarantee Agreement(9)
          4.8            -- Form of Agreement as to Expenses and Liabilities(9)
          5.1            -- Opinion and Consent of Davis, Graham & Stubbs LLP(9)
          5.2            -- Opinion and Consent of Richards, Layton & Finger P.A.(9)
          8.1            -- Opinion of Davis, Graham & Stubbs LLP, as to certain
                            federal income tax matters(9)
         10.1            -- Certificate of Incorporation of Union Bank & Trust
                            Company(3)
         10.2            -- Bylaws of Union Bank & Trust Company(3)
         10.3            -- Lease Agreement, dated July 1, 1994, between Lichtenberg
                            Corporation of Delaware and the Bank(5)
         10.4            -- Form of Employment Agreement(3)
         10.5            -- Equity Incentive Plan(3)
         10.6            -- Nonemployee Directors' Stock Option Plan(3)
         10.7            -- Agreement between Union Bank & Trust and Colorado Bankers
                            Mortgage, Inc.(3)
         10.8            -- Nonemployee Directors Equity Compensation Plan(4)
         10.9            -- Amended Shareholders' Agreement(4)
         10.10           -- Agreement between Union Bank & Trust and Colorado
                            National Bank(5)
         10.11           -- Loan Agreement between Union Bankshares, Ltd., Union Bank
                            & Trust and Boatmen's First National Bank of Kansas
                            City(6)
         10.12           -- Line of Credit Agreement between Union Bankshares, Ltd.,
                            Union Bank & Trust and Boatmen's First National Bank of
                            Kansas City(7)
         10.13           -- Option Bonus Plan(7)

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.14           -- Agreement and Plan of Merger, dated August 27, 1998,
                            among Union Bank and Trust Company, LSB Acquisition Corp.
                            and Lakewood State Bank(8)
         11.1            -- Statement re Computation of per share earnings -- see
                            Consolidated Financial Statements
         23.1            -- Consent of Baird, Kurtz & Dobson(9)
         23.2            -- Consent of McGladrey & Pullen, LLP(9)
         23.3            -- Consent of Fortner, Bayens, Levkulich and Co., P.C.(9)
         23.4            -- Consent of Davis, Graham & Stubbs LLP (included in
                            Exhibit 5.1 above)(9)
         23.5            -- Consent of Richards, Layton & Finger P.A. (included in
                            Exhibit 5.2 above)(9)
         24.1            -- Power of attorney(9)
         25.1            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Subordinated Indenture(2)
         25.2            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Amended and Restated Trust Agreement(2)
         25.3            -- Form T-1 Statement of Eligibility of American Securities
                            Transfer & Trust, Inc. to act as trustee under the
                            Preferred Securities Guarantee Agreement(2)


-------------------------

(1) To be filed by amendment.

(2) Filed herewith.

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-56736) filed with the Commission on January 6, 1993, as amended.

(4) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1994.

(5) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1995.

(6) Incorporated by reference to the Company's Form 8-K filed with the Commission on March 1, 1996.

(7) Incorporated by reference to the Company's Form 10-KSB filed with the Commission on March 31, 1997.

(8) Incorporated by reference to the Company's Form 8-K filed with the Commission on September 2, 1998.

(9) Filed previously on this Registration Statement.